CERTIFICATE OF QUALIFIED PERSON

To Accompany the report entitled: **Technical Report for the Platosa Polymetallic Mine, Mexico, June 17, 2021**.

I, Alfonso Soto, do hereby certify that:

1) I am a President and Director with the firm of Rocks Mining Exploration Consultants Inc. (CITDM) Cibuta #58, Col. Olivares, CP 83180, Hermosillo, Sonora, Mexico;
2) I am a graduate of the University of Sonora, Mexico in 1986, I obtained a BSc in Geology. I have practiced my profession continuously since September 1986 in exploration, production and the evaluations of precious metals, porphyry systems and base metals deposits;
3) I am a certified professional geologist (Geoscientist, Engineer) registered with the American Institute of Professional Geologist (AIPG, CPG -11938);
4) I have personally inspected the subject project on April 26 to April 29, 2021;
5) I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;
6) I, as a Qualified Person, I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101;
7) I am the co-author of this report and responsible for the Executive Summary, and sections 4, 6, 7, 10.3, and 11.2.1, and accept professional responsibility for those sections of this technical report;
8) I have had no prior involvement with the subject property;
9) I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;
10) Rocks Mining Exploration Consultants Inc. was hired by SRK Consulting (Canada) Inc. to participate in the compilation of a technical report for the Platosa Polymetallic Mine. SRK Consulting (Canada) Inc. was retained by Excellon Resources Inc. to prepare a technical audit of the Platosa Polymetallic Mine. In conducting the audit, a gap analysis of project technical data was completed using CIM *Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines* and Canadian Securities Administrators National Instrument 43-101 guidelines. The preceding report is based on a site visit, a review of project files and discussions with Excellon Resources Inc. personnel;
11) I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Platosa Polymetallic Mine or securities of Excellon Resources Inc.; and
12) That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

	["Original signed and sealed"]
Hermosillo, Sonora, Mexico	Luis Alfonso Soto C. Geologist and AIPG, CPG-11938]
June 17, 2021	Senior Geologist